SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPG JPMorgan Alternative Strategies Fund, LLC
(Name of Issuer)

CPG JPMorgan Alternative Strategies Fund, LLC
(Name of Person(s) Filing Statement)

Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York  10022
(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400

December 22, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $3,300,000 (a)	Amount of Filing Fee: $383.13 (b)
(a)	Calculated as the aggregate maximum purchase price for Units of Beneficial Interest.
(b)	Calculated at 0.01161% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG JPMorgan Alternative Strategies Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), to purchase units of beneficial interest (the “Units”).  Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $3,300,000 of Units that are tendered and not withdrawn prior to  the end of the day on January 23, 2012, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.                     Identity and Background of Filing Person.

(a)           The name of the filing person is CPG JPMorgan Alternative Strategies Fund, LLC.  The Fund’s principal executive office is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200.  The investment adviser of the Fund is Central Park Advisers, LLC (the “Adviser”).  The principal executive office of the Adviser is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200.  The Fund’s Directors are Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman and Mitchell A. Tanzman.  Their address is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.

ITEM 10.                  Financial Statements.

(a)           (1)           The Fund commenced operations on October 1, 2011 and, therefore, has not yet prepared, furnished to investors or filed with the Securities and Exchange Commission financial statements.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)           Not applicable.

(4)           Net asset value per unit of $12.30 (October 31, 2011).

(b)           The Fund’s assets will be reduced by the value of the Units purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.

ITEM 12.                      Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG JPMORGAN ALTERNATIVE STRATEGIES FUND, LLC

By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

December 22, 2011
EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.